Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi to refocus two global business units

•	Appoints Dieter Weinand to lead new Primary Care business unit

•	New China & Emerging Markets business to be led by Olivier Charmeil

•	Stefan Oelrich will leave Sanofi to pursue an external opportunity

Paris – September 13, 2018 - Sanofi will change the organizational structure of two of its Global Business Units (GBU) to provide greater focus on its operations in mature markets and across emerging markets.1

The company will create a new Primary Care GBU that combines the product portfolios of Sanofi’s existing Diabetes and Cardiovascular (DCV) GBU with Established Products, which are currently part of the General Medicines & Emerging Markets (GEM) GBU. The new Primary Care unit will focus exclusively on mature markets.

To help build and lead the new Primary Care business, Sanofi is appointing Dieter Weinand as Executive Vice President. Effective November 1st, Mr. Weinand will report directly to Sanofi CEO Olivier Brandicourt and become a member of the Executive Committee. He will be based in the Bridgewater, New Jersey, United States. Stefan Oelrich, currently head of the DCV GBU, has decided to leave Sanofi and will join Bayer AG as a member of the Board of Management and head of the Pharmaceuticals division, replacing Mr. Weinand effective November 1st.

“Dieter is a seasoned professional with significant experience in the pharmaceutical sector, having successfully launched and marketed some of the most innovative medicines in the last few years. He has a proven track record in change management and helping challenged businesses reach their full potential,” said Dr. Brandicourt. “As we welcome Dieter into the organization, I would like to thank Stefan for his excellent contributions to Sanofi over the years and wish him all the best in his next endeavor.”

Sanofi is creating a second new global business unit called China & Emerging Markets to be led by Olivier Charmeil, currently head of the GEM GBU. This newly-formed business will focus on the unique characteristics and tremendous growth opportunities in emerging markets, particularly in China which is Sanofi’s second largest market after the

[1]

Mature Markets include the U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico. Emerging Markets include Africa, Middle East, Asia (includes China and Southeast Asia), Eurasia (Russia, Ukraine, Georgia, Belarus, Armenia and Turkey) and Latin America.

United States. Mr. Charmeil will continue to be a member of the Executive Committee reporting directly to Dr. Brandicourt.

Sanofi expects to launch the new Primary Care and China & Emerging Markets global business units by the beginning of 2019. Sanofi’s other GBUs—Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare—remain unchanged.

About Dieter Weinand

A U.S. citizen, Mr. Weinand has 30 years’ experience in the biopharmaceutical industry. He held various responsibilities in commercial, operational and strategic roles at a number of pharmaceutical companies including Warner Lambert, Pfizer and Bristol-Myers Squibb. Before moving to Bayer, he was President, Global Commercialization & Portfolio Management at Otsuka Pharmaceutical Development & Commercialization Inc. in Princeton, New Jersey, U.S.

Mr. Weinand joined Bayer in 2014 as head of the Pharmaceuticals Division and was a member of the Bayer HealthCare Executive Committee. In 2016, he was appointed to the Board of Management of Bayer AG.

Mr. Weinand holds a M.S. in Pharmacology and Toxicology from Long Island University, New York and a B.A. in Biology from Concordia College in Valhalla, New York.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-

looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in Sanofi’s ability to benefit from internal synergies and external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, as well as those risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.